UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Resignation of Executive Officer

On October 26, 2026, Guy Nathansohn requested to step down from his position as Chief Financial Officer of NANO-X IMAGING LTD (the “Company”), citing medical reasons. The resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Company has commenced a search for a successor Chief Financial Officer.

Incorporation by Reference

The contents of this Report on Form 6-K are incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Erez Meltzer
Name:	Erez Meltzer
Title:	Chairman and Chief Executive Officer

Date: October 28, 2026

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